                                                                                                                                                                                                                                                    December 7, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Roger Schwall, Assistant Director

            Re: L & L Energy, Inc.

            Registration Statement on Form S-1 (File No. 333-164229)

            Form RW – Request for Withdrawal

Ladies and Gentlemen,

            Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), L & L Energy, Inc., a Nevada corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-1 (File No. 333-164229), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed on January 6, 2010 and has not become effective.

            The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

            In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

            Should you have any questions or require anything further, please feel free to contact the undersigned at (206) 264-8065, or Darrin Ocasio, Esq. of Sichenzia Ross Friedman Ference LLP, the Company’s special counsel, at 212-930-9700. Please forward copies of any order consenting to the withdrawal of the Registration Statement to Mr. Ocasio via facsimile at (212) 930-9725.

                                                                        Sincerely,

                                                                        L & L Energy, Inc.

                                                                        _/s/ Clayton Fong_________________

                                                                        Clayton Fong

                                                                        Vice President and Director